United States securities and exchange commission logo





                              January 15, 2021

       Belmiro de Figueiredo Gomes
       Chief Executive Officer
       Sendas Distributor S.A.
       Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A
       Jacarepagu
       22775-005 Rio de Janeiro, RJ, Brazil

                                                        Re: Sendas Distributor
S.A.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted December
21, 2020
                                                            CIK No. 0001834048

       Dear Mr. de Figueiredo Gomes:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F filed December 21, 2020

       Market and Industry Data, page v

   1. We note your disclosure that although "we believe that these sources are reliable, we have not performed any
independent verification with respect to such statistical data and information and,
therefore, we cannot guarantee its accuracy or completeness." Under the federal securities
laws, the company is responsible for all information contained within its registration statement
and should not include language that suggests otherwise. Please delete this statement.
 Belmiro de Figueiredo Gomes
FirstName  LastNameBelmiro   de Figueiredo Gomes
Sendas Distributor S.A.
Comapany
January 15,NameSendas
            2021        Distributor S.A.
January
Page 2 15, 2021 Page 2
FirstName LastName

Overview, page 1

2. We note your organization charts on pages 2 and 3. We also note your disclosures in the charts showing GPA as the parent of Sendas and your statement "CBD (commonly known
         as Grupo P  o de A    car, or GPA)   " However, throughout your filing
you use
         the abbreviation CBD to indicate the parent of Sendas. Please tell us why you determined to use the abbreviation GPA only in the organization charts or for clarity and consistency please use CBD in your charts. This comment also applies to your reference to Assai.
Questions and Answers about the Spin-Off
Q: What do I have to do to participate in the Spin-Off?, page 4

3. We note your disclosure in which you disclose to holders that they "may be required to pay an issuance fee of US$0.03 per Sendas ADS issued to the Sendas Depositary in order to receive the Sendas ADSs." Please advise of your consideration of including a risk factor concerning the possibility that a holder may have to pay an issuance fee.
Risks Relating to the Spin-Off
The transitional services CBD has agreed to provide us may not be sufficient for our needs..., page 21

4. Please enhance this risk factor to describe the nature of the performance and payment obligations that CBD will be expected to satisfy for your benefit. Risks Relating to our Industry and Us
Our business depend on strong brands..., page 24

5. Enhance this risk factor to quantify the significance of your proprietary brand to your business, rather than state this risk as your belief.
The global outbreak of the novel coronavirus disease (COVID-19) could disrupt our operations..., page 24

6. Substantially revise this risk factor to explain how your business operations were affected by the restrictive measures imposed by the Brazilian government and state governments of
         Brazil and the emergency aid. Explain when you experienced the temporary increase in sales as a result of the emergency aid, so that it is clear when you might experience a decline in sales relative to that period. Explain when restaurants, bars, schools and daycare centers were closed and state whether such closures continue.
Some categories of products that we sell are principally acquired from a few suppliers..., page 29

7. Revise to describe the categories of products you acquire from a few suppliers and provide quantified information, such as the amount of revenues you generate, in order to put this risk in context.
 Belmiro de Figueiredo Gomes
Sendas Distributor S.A.
January 15, 2021
Page 3
Risks Relating to the Sendas Common Shares and the Sendas ADSs, page 34

8. Please add a risk factor that addresses the risks associated with the provisions of your deposit agreement that pertain to the requirement that ADR holders bring suit exclusively in state or federal court in New York and that waive the right to jury trial, as you discuss on page 145.
Holders of Sendas common shares and Sendas ADSs may face difficulties in serving process on or enforcing judgments against us ..., page 38

9. Please expand your risk factor disclosure to advise investors of their ability to bring an original action in a Brazilian court to enforce liabilities based upon the U.S. federal securities laws against you or your directors and officers. Please add a risk factor in this section to state, if true, that holders of Sendas Common Shares would have to submit to mandatory arbitration to resolve any dispute with the Company, your directors or officers.
The Spin-Off, page 41

10. We note your indication that "substantially all" of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares. Confirm that the reference to "substantially all" is solely to allow CBD to retain 0.06% of your common shares and explain why CBD has determined to retain such interest. Operating and Financial Review and Prospects
Results of Operations for Nine-Month Periods Ended September 30, 2020 and 2019, page 67

11. We note that for the period ending September 30, 2020 compared to September 30, 2019 how your net operating revenue doubled from $R 20,088 to $R 40,983 in millions, yet your net income increased by a lesser amount from $R 774 to $R 830 in millions. Discuss any known trends that may be impacting these results with a view to understanding how and whether such trends may impact your profitability in the future. In this regard, your selling expenses and general and administrative expenses increased relative to prior periods, however, it is not clear why. If this was due to expenses associated with the
         COVID-19 pandemic, please revise this section to provide more robust updated disclosure about the material effects on your business as a result of the COVID-19 pandemic. Please refer to CF Disclosure Guidance: Topic No. 9.
Indebtedness, page 78
FirstName LastNameBelmiro de Figueiredo Gomes
12. Your discussion of your indebtedness appears to be presented on a consolidated basis.
Comapany
       HereNameSendas
            or where youDistributor S.A.
                          discuss Agreements Related to the Spin-Off, please
revise to clarify the
Januarynature and Page
        15, 2021  amount
                       3 of debt for which you will be the obligor following the spin-off.
FirstName LastName
 Belmiro de Figueiredo Gomes
FirstName  LastNameBelmiro   de Figueiredo Gomes
Sendas Distributor S.A.
Comapany
January 15,NameSendas
            2021        Distributor S.A.
January
Page 4 15, 2021 Page 4
FirstName LastName
       Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services